FILED BY GREEN BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: PATRIOT BANCSHARES, INC.

COMMISSION FILE NO. 132-02795

June 17, 2015

[Shareholder Name]

[Address]

[City, State  Zip]

Dear [Shareholder]:

Patriot Bank was founded in 2005 to be a different kind of bank — an organization built on values and created around a spirit of entrepreneurship.  While our values and entrepreneurial spirit have been the hallmark of our organization, it is the strong support of our shareholders that promoted our success and allowed us to achieve so many milestones.

Your Board of Directors is very pleased to announce our next milestone of achievement:  the opportunity to join forces with a local public company to create a new competitive force in Texas and to reward our shareholders with trading liquidity.  On May 27, 2015, Patriot Bancshares, Inc. entered into a definitive agreement to merge with Green Bancorp, Inc. (Nasdaq: GNBC) in a stock-for-stock transaction that is expected to be treated as a tax-free reorganization under the Internal Revenue Code.  As a result of the merger, our common shareholders (including the holders of our Series D and F preferred stock, which will be converted to common stock prior to the closing) would receive a fixed number of shares of Green Bancorp common stock (approximately 10.8 million shares, subject to certain adjustments), which would have been valued at approximately $161.3 million based on the closing price of Green Bancorp common stock on June 16, 2015.  Because the number of shares to be issued in the merger is fixed, our shareholders may have the opportunity to receive greater value for their shares of Patriot Bancshares common stock if the price of Green Bancorp stock increases prior to closing.  In addition, we expect that our remaining unconverted preferred stock and our outstanding trust preferred securities, which in the aggregate amount to approximately $49.5 million, will be redeemed or assumed in connection with the closing at no cost to our common shareholders.  As a result of the merger, Green Bancorp shareholders are expected to own approximately 71% of the stock of the combined company, and Patriot Bancshares shareholders are expected to own approximately 29%.  The combined holding company will operate under the name Green Bancorp, Inc., and the principal banking subsidiary will continue under the name Green Bank, N.A.

We believe that the strategic benefits of this merger include enhanced scale, liquidity and financial metrics.  Upon completion of the merger, the combined company will have approximately $3.6 billion in assets, $2.8 billion in gross loans, and $3.0 billion in deposits, creating the 15th largest bank headquartered in Texas, the 7th largest Texas-based bank by deposits in the Houston metro area, and the 2nd largest public bank holding company headquartered in the Houston-The Woodlands-Sugar Land MSA.  Our combined footprint of 23 branches would expand our reach in the Houston and Dallas metro areas and would add a branch location within the Austin metro market.  The combined company would also be one of only two publicly-traded Houston-based bank holding companies.  In short, we believe that the combined company will be a stronger, safer and more profitable institution.

The merger is subject to the approval of the shareholders of both companies, as well as the bank regulators.  We expect to receive all required approvals and close the transaction in the fourth quarter of 2015 and will continue to operate independently as Patriot Bancshares and Patriot Bank until the merger is completed.  Accordingly, you should continue to transact your banking business with us in the normal manner, and we will keep you informed as the transaction progresses.

Later this summer, we will announce a date for a special shareholders’ meeting to allow our shareholders to consider and vote on the merger.  In connection with that meeting, you will receive a joint proxy statement-prospectus prepared by Green Bancorp and us, which will contain important information regarding the merger.  You should read and consider the joint proxy statement carefully as you consider your vote.

We believe that joining together with Green Bancorp will benefit our customers and the communities we serve and position our shareholders for enhanced returns, while also providing the liquidity associated with a company listed on the Nasdaq Global Select Market.  We look forward to a bright future as a combined company as we seek to accelerate the achievement of the goals we set for Patriot Bancshares.

Sincerely,

W. Don Ellis

Chairman & CEO

June 17, 2015 Strategic and Financial Benefits of the Merger Between Green Bancorp, Inc. and Patriot Bancshares, Inc.

Summary Terms of the Transaction Merger Partners: Green Bancorp, Inc. / Patriot Bancshares, Inc. Purchase Price Per Share: $1.22 based on the June 16, 2015 GNBC stock price (1) Consideration to Common Shareholders: $161.3 million based on the June 16, 2015 GNBC stock price (1) Consideration Mix: 100% stock Conversion of Preferred Stock: The outstanding Series D and F preferred stock will be converted into common stock per the terms of the securities Additional Consideration: The outstanding Series B and C preferred stock will be redeemed for cash at or near the closing of the transaction ($27.3 million) It is also anticipated that Green will assume Patriot’s trust preferred securities ($22.2 million) Consideration to in-the-money option holders of $0.4 million (1) Total value of $49.8 million (2) (3) Aggregate Consideration: $211.2 million based on the June 16, 2015 GNBC stock price (1) (2) (3) Implied Exchange Ratio: 0.0810 GNBC shares for each Patriot share (1) (4) 10.8 million total shares of Green common stock issued to Patriot (4) Management and Board: One seat will be added to the Green holding company board of directors for Don Ellis Two seats will be added to the Green Bank board of directors for Don Ellis and one other Patriot designee reasonably acceptable to Green Required Approvals: Customary regulatory approval and shareholder approval of both Green and Patriot Termination Fees: Reciprocal termination fee of $5.0 million based on customary termination clauses Anticipated Closing: 4th quarter of 2015 Includes effect of cashing out in-the-money stock options as of June 16, 2015, but assumes no adjustments based on Final Adjusted TBV, as more fully described in the definitive agreement. The price of GNBC stock, and the value of the transaction, may be higher or lower at the closing of the transaction. See Slide 4. Value includes $27.3 million related to preferred stock and $22.2 million of trust preferred securities. Values may not add up due to rounding. Subject to adjustment, as more fully described in the definitive agreement.

Strategic Benefits Scale Liquidity Combined company will have $3.6 billion in assets, the 15th largest Texas headquartered bank Houston-The Woodlands-Sugar Land MSA: combines 11th and 13th in deposit market share to create the 7th largest Texas headquartered bank by deposits Creates second-largest public bank holding company headquartered in the Houston-The Woodlands-Sugar Land MSA (by assets) Pro forma market capitalization of over $500 million (1) One of only two publicly-traded, Houston-headquartered banks Patriot’s shareholders will collectively own 29% of the combined company’s shares outstanding Based on Green’s stock price of $15.04 on June 16, 2015 and assuming no adjustments related to meeting the Final Adjusted TBV, as more fully described in the definitive agreement. The price of GNBC stock may be higher or lower at the closing of the transaction. Assumes 10.8 million GNBC shares will be issued in the merger, which is subject to adjustment according to terms more fully described in the definitive agreement.

Potential Value Creation The following chart illustrates the potential impact on the value per share of Patriot stock from various hypothetical GNBC stock prices: Based on GNBC stock price of $15.04 as of June 16, 2015. The price of GNBC stock may be higher or lower at the closing of the transaction. For illustration purposes only. GNBC stock price may be higher or lower than the hypothetical figures indicated. Patriot values are based on the exchange ratio set forth in the definitive agreement, including the effect of cashing out in-the-money stock options as of June 16, 2015, but assuming no adjustments based on Final Adjusted TBV, all as more fully described in the definitive agreement. GNBC Stock Patriot Value Price (2) Per Share (2) (3) $13.00 $1.06 $14.00 $1.14 $15.00 $1.22 Current Price (1) $15.04 $1.22 $16.00 $1.29 $17.00 $1.37 $18.00 $1.44 $19.00 $1.52 $20.00 $1.59

Combined Geographic Footprint Houston Dallas – Ft. Worth Source: SNL Financial. Patriot GNBC

Texas-Headquartered Banks Deposit Market Share – Texas Deposit Market Share – Houston, TX MSA Source: SNL Financial. 2014 No. of Total Deposits Deposit Market Rank Institution Name Branches in Market ($mm) Share (%) 1 Prosperity Bancshares Inc. (TX) 57 $3,933 1.82% 2 Cullen/Frost Bankers Inc. (TX) 30 3,873 1.80 3 Comerica Inc. (TX) 57 3,536 1.64 4 Woodforest Financial Grp Inc. (TX) 107 2,918 1.35 5 Cadence Bancorp LLC (TX) 13 2,135 0.99 6 Texas Capital Bancshares Inc. (TX) 2 1,881 0.87 7 Pro Forma 14 1,864 0.86 7 Allegiance Bancshares Inc. (TX) 17 1,506 0.70 8 CBFH Inc. (TX) 18 1,291 0.60 9 Moody Bancshares Inc. (TX) 25 1,264 0.59 10 Independent Bk Group Inc. (TX) 10 1,137 0.53 11 Green Bancorp Inc. (TX) 8 1,012 0.47 12 Industry Bancshares Inc. (TX) 5 903 0.42 13 Patriot Bancshares, Inc. (TX) 6 851 0.39 14 Texas Independent Bcshs Inc. (TX) 21 781 0.36 15 Post Oak Bancshares Inc. (TX) 7 710 0.33 16 AFNB Holdings Inc. (TX) 5 586 0.27 17 International Bancshares Corp. (TX) 25 584 0.27 18 Icon Capital Corporation (TX) 7 505 0.23 19 Tradition Bancshares Inc. (TX) 7 468 0.22 20 Integrity Bancshares Inc. (TX) 3 467 0.22 21 Texas Gulf Bancshares Inc. (TX) 9 439 0.20 22 Central Bancshares Inc. (TX) 4 416 0.19 23 Golden Bank NA (TX) 4 405 0.19 24 Bank of River Oaks (TX) 3 367 0.17 25 Wallis Bancshares Inc. (TX) 7 319 0.15 Total For Institutions In Market 1,499 $215,657 2014 No. of Total Deposits Deposit Market Rank Institution Name Branches in Market ($mm) Share (%) 1 Cullen/Frost Bankers Inc. (TX) 132 $22,594 3.58% 2 Prosperity Bancshares Inc. (TX) 258 14,415 2.28 3 Texas Capital Bancshares Inc. (TX) 13 10,549 1.67 4 Comerica Inc. (TX) 137 10,347 1.64 5 Hilltop Holdings Inc. (TX) 72 7,142 1.13 6 International Bancshares Corp. (TX) 171 6,995 1.11 7 First Financial Bankshares (TX) 74 4,727 0.75 8 LegacyTexas Finl Group Inc (TX) 52 4,057 0.64 10 Southside Bancshares Inc. (TX) 53 3,440 0.54 11 Amarillo National Bancorp Inc. (TX) 19 3,330 0.53 12 Woodforest Financial Grp Inc. (TX) 206 3,200 0.51 13 Independent Bk Group Inc. (TX) 40 3,151 0.50 14 Pro Forma 24 2,812 0.44 14 Broadway Bancshares Inc. (TX) 42 2,528 0.40 15 Industry Bancshares Inc. (TX) 22 2,472 0.39 16 CBFH Inc. (TX) 37 2,428 0.38 17 A.N.B. Holding Co. Ltd. (TX) 29 2,194 0.35 18 Cadence Bancorp LLC (TX) 14 2,174 0.34 19 Happy Bancshares Inc. (TX) 34 2,104 0.33 20 Overton Financial Corp. (TX) 22 1,863 0.30 21 South Plains Finl Inc. (TX) 22 1,855 0.29 22 North American Bancshares Inc. (TX) 34 1,816 0.29 23 Lone Star Natl Bcshs--TX Inc. (TX) 33 1,802 0.29 24 Green Bancorp Inc. (TX) 15 1,784 0.28 25 Allegiance Bancshares Inc. (TX) 19 1,537 0.24 41 Patriot Bancshares, Inc. (TX) 9 1,027 0.16 Total For Institutions In Market 6,802 $631,620

Cautionary Statement Regarding Forward-Looking Statements

This letter contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving the expectations or predictions of future financial or business performance or conditions of Green Bancorp, Inc., Patriot Bancshares, Inc. or the combined company.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time.

You are cautioned not to place undue reliance on any forward-looking statements contained in this letter, which speak only as of the date of the letter. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.  In addition, annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Neither Green Bancorp, Inc. nor Patriot Bancshares, Inc. assumes any duty to update forward-looking statements.

In addition to factors previously disclosed in Green Bancorp, Inc.’s reports with the Securities and Exchange Commission (“SEC”) and those identified in this letter, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including shareholder approvals, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the business of the combined company or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Green Bancorp, Inc. and Patriot Bancshares, Inc..  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  Investors and security holders are urged to carefully review and consider Green Bancorp, Inc.’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q.  The documents filed by Green Bancorp, Inc. with the SEC may be obtained free of charge at Green Bancorp, Inc.’s investor relations website at investors.greenbank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Green Bancorp, Inc. upon written request to Green Bancorp, Inc. Bancorp, Inc., Attn: Investor Relations, 4000 Greenbriar Street, Houston, TX 77098 or by calling (713) 275-8220.

In connection with the proposed transaction, Green Bancorp, Inc. intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Patriot Bancshares, Inc. and Green Bancorp, Inc. and a prospectus of Green Bancorp, Inc., and will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Patriot Bancshares, Inc. and Green Bancorp, Inc. are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Green Bancorp, Inc. by writing to the address provided above.

Green Bancorp, Inc. and Patriot Bancshares, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about Green Bancorp, Inc.’s participants may be found in the definitive proxy statement of Green Bancorp, Inc. relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 30, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.